1290 Avenue of the Americas New York, NY 10104-0050 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com	morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong

February 3, 2011	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Mary Cole, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Form N-2 for Medley Capital Corporation, File No.: 333-179237

Dear Ms. Cole:

On behalf of our client, Medley Capital Corporation (the “Company”), we are writing to request that the Staff consider a limited review of the above-referenced registration statement on Form N-2.

As we discussed with you, the Company has filed this Form N-2 as a shelf registration statement to permit future issuances of securities by the Company and to register the resale of shares of common stock held by affiliates of the Company, identified as selling stockholders. The Company would like to facilitate the sale in a registered offering of the selling stockholder shares promptly.

The Company is a business development company that completed its initial public offering in January 2011. You were the examiner that reviewed the Company’s IPO registration statement (File No. 333-166491). In connection with its IPO, the Company was in registration for almost ten months from May 2010 to January 2011. During that period, the Company’s IPO registration statement went through a thorough review process, which included an accounting review (John Russo and Sheila Stout).

Mary Cole, Esq.

February 3, 2012

Page Two

The Company did not commence its operations until the IPO was consummated in January 2011. As a result, the Company has now been in operation for a little over one year. During this period, the Company’s business has not undergone any significant changes. The Company has been investing the IPO proceeds and has made investments in new portfolio companies. The Company has not undergone any organizational or management changes since the IPO. We would be pleased to provide to the Staff on a supplemental basis a blackline of the Company’s risk factor disclosure and business section (comparing to the IPO document) showing that the only changes that have been made have been made to reflect the passage of time and provide appropriate updates. The Company’s filing includes a section on financial results and the MD&A discussion which, given the Company’s limited history, is relatively brief. We also would like to point out that the Company is still working with the SEC on its various applications for exemptive relief, so you will note that the disclosure in the filing on this remains the same as it was at the time of the IPO.

Should you have any additional questions or concerns, please call me at 212-468-8179. Also, if the blackline would be helpful, please let me know.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo